UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5%(1)

14.	Type of Reporting Person CO

(1)           Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Portugal, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Comunicações, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. TMN Telecomunicações Móveis Nacionais, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Móveis, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788(1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

Preliminary Statement

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”).

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel” and, together with AG Telecom, LF Tel, PASA, EDSP75 and Telemar Participações S.A. (“TelPart”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into a single entity, whether TelPart or a new entity to be created for this purpose (in either case, “CorpCo”).  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the PT Assets (as defined in Item 3 below) and a wholly owned subsidiary of CorpCo, and Portugal Telecom is expected to merge with and into CorpCo with CorpCo as the surviving company.  See Items 4, 6 and 7 below.

The Reporting Persons are filing this Amendment No. 1 to revise information previously reported in light of the proposed Business Combination.

Item 1.       Security and Issuer

This statement on Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Oi, a corporation organized and existing under the laws of the Federative Republic of Brazil, having its principal executive office at Rua General Polidoro, no 99, 5th floor, Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil. The Original Schedule 13D reflected the Reporting Persons’ acquisition of an interest in Oi (formerly known as Brasil Telecom S.A.) in connection with the formation of the Reporting Persons’ strategic partnership with the Oi Companies consummated on March 28, 2011 and the reorganization of the Oi Companies described in Item 4 of the Original Schedule 13D.  This Amendment reflects the expected effects of the Business Combination described in Items 4 and 6 below.

As used herein, the term “Oi Companies” refers, collectively, to TelPart, Oi, TelPart’s subsidiary Valverde Participações S.A. (“Valverde”), Oi’s subsidiary Telemar Norte Leste S.A. (“Telemar”), Telemar’s former subsidiary Tele Norte Leste Participações S.A. (“TNL”) and TNL’s former subsidiary Coari Participações S.A. (“Coari”).

Item 2.       Identity and Background

The last two paragraphs of Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

Schedule 13D

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 2 to the Amendment, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

As one step in the Business Combination, Portugal Telecom will subscribe for and purchase new Common Shares and preferred shares of Oi in the Oi Capital Increase (as defined in Item 4 below).  The consideration to be given by Portugal Telecom for the new Common Shares and preferred shares that it purchases is expected to consist of the interests in the companies that hold all of (i) the operating assets of Portugal Telecom except interests held directly or indirectly in Oi and Contax Participações S.A. (“Contax”) and (ii) Portugal Telecom’s liabilities at the time of contribution (the “PT Assets”).  The equity value of the PT Assets is estimated to be in a range of values with a minimum of €1.9 billion and a maximum of €2.1 billion (the “Estimated Value of PT Assets”) (equivalent to R$5.8 billion to R$6.4 billion, respectively, based on the current rate of 3.0181 reais per Euro).  The final value of the PT Assets will be determined based on a valuation report to be submitted to an Extraordinary General Meeting of the holders of Common Shares of Oi, which report will indicate the values in reais of the PT Assets considering the exchange rate of Euros to reais on the date of issuance of the valuation report.  If the valuation report assigns values on the date of its issuance lower in Euros than the Estimated Value of PT Assets, considering the conversion rate of Euros to reais on the date of its issuance, Portugal Telecom will have the right not to consummate the subscription of shares in the Oi Capital Increase and, consequently, the Business Combination.  See Item 6 below.

As additional steps in the Business Combination, Portugal Telecom and its subsidiaries will, directly or indirectly, increase their percentage interests in AG Telecom, LF Tel, TelPart and Oi (1) in return for their interests in CTX Participações S.A. and Contax through the CTX Share Exchanges described in Item 6 of this Amendment under “Memorandum of Understanding Relating to CTX and Contax” and (2) through the subscription, by Portugal Telecom of convertible and exchangeable debentures to be issued by AG Telecom and LF Tel and by AG Telecom and LF Tel of convertible debentures to be issued by TelPart described below under “—Corporate Reorganization of TelPart, AG Telecom and LF Tel.”

Schedule 13D

See Items 4, 5, 6 and 7 below, which are hereby incorporated by reference into this Item 3.

Item 4.       Purpose of Transaction

The subsection of Item 4 of the Original Schedule 13D entitled “Other Plans or Proposals” is hereby amended and restated in its entirety as follows:

Proposed Business Combination with Oi

On October 1, 2013, Portugal Telecom entered into the MOU with Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel, BES and Nivalis with respect to the Business Combination of Portugal Telecom, Oi and the Oi Holding Companies.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.

Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the PT Assets and a wholly owned subsidiary of CorpCo, and Portugal Telecom is expected to merge with and into CorpCo with CorpCo as the surviving company.

The MOU will remain in effect until October 1, 2014 unless extended by the parties thereto.

Objectives of the Business Combination

The Business Combination is being entered into for the purpose of consolidating the alliance between Portugal Telecom and Oi that was established in 2010 and developed since that time through mutual investments held by Portugal Telecom and Oi, with the aim of developing a global telecommunications enterprise, which would allow, through this industrial alliance, cooperation in various areas, sharing of best practices, increased economies of scale, research and development initiatives, technology development and expansion of the international presence of Portugal Telecom and Oi, notably in Brazil, Portugal and Africa, diversification of services, maximization of synergies and reduction of costs, always seeking to offer better services and customers care for both groups and to create value for their shareholders (the “Industrial Alliance”).

The Business Combination involves the combination of the business and affairs of Portugal Telecom and Oi, to be held by a single company, TelPart or another company constituted for that purpose (in either case, “CorpCo”), which will have a widely held shareholder base comprised of the shareholders of Portugal Telecom, TelPart and Oi, with the capital of CorpCo divided into a single series of common shares, which will be traded on BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the NYSE Euronext Lisbon and the New York Stock Exchange (“NYSE”), and will adhere to the rules of corporate governance of the Novo Mercado segment of BM&FBOVESPA.

The following principles will guide the Business Combination:

(i)            the formation of a single large multinational company based in Brazil;

Schedule 13D

(ii)           the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by CorpCo;

(iii)          the consolidation of the Industrial Alliance, enabling the maximization of synergies, reduction of operational risks, optimization of efficient investments and ensuring best practices;

(iv)          the strengthening of the capital structure of the integrated companies, facilitating their access to capital and financial resources;

(v)           the consolidation of the shareholder bases of TelPart, Oi and Portugal Telecom solely in common shares traded on the Novo Mercado segment of the BM&FBOVESPA, the NYSE Euronext Lisbon and the NYSE;

(vi)          the diffusion of CorpCo’s shareholder base, which, after the implementation of the Business Combination, will have no shareholder or group of shareholders holding a majority of the capital;

(vii)         the adoption of best corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

(viii)        the promotion of greater liquidity of the shares traded in the markets.

Oi Capital Increase

As one step in the Business Combination, Oi proposes to undertake a capital increase in an amount estimated, as of the date of the MOU, to be approximately R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the goal of reaching R$8.0 billion, and the approximate amount to be paid with assets of R$6.1 billion, to be conducted through the public issuance of common shares and preferred shares of Oi, preferentially in proportion to the current ratio between the issued and outstanding common and preferred shares of Oi (the “Oi Capital Increase”), it being agreed that, in order to respect the legal limit for division of capital between voting and non-voting shares (i.e., minimum of one-third of the shares entitled to vote and maximum of two-thirds of shares without voting rights), the number of issued shares of each type may be adjusted. The Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid up in cash and will be subject to certain conditions, as described below.

Portugal Telecom will enter into a commitment to subscribe and pay for the portion of the Oi Capital Increase to be paid for through the contribution of the PT Assets, as described in Item 3 above. Under the Brazilian Corporations Law, the PT Assets will be identified and subject to valuation by a specialized firm, as described in Item 3.

The definitive agreements will provide that the Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid in cash.  The portion of the Oi Capital Increase to be paid in cash will have a settlement guarantee provided by a consortium of

Schedule 13D

banks (the “Underwriters”), in accordance with the terms and conditions to be negotiated with the Underwriters in a separate instrument, subject to market conditions at the time and the necessary approvals of the Underwriters. Additionally, shareholders of TelPart and an investment vehicle managed by Banco BTG Pactual S.A. will subscribe approximately R$2.0 billion of the Oi Capital Increase.

The holders of Common Shares and preferred shares of Oi will have priority in the subscription of the Oi Capital Increase. TelPart, AG Telecom and LF Tel will assign all of their respective priority rights to Portugal Telecom free of charge.

Once the subscription period for the Oi Capital Increase is closed, Portugal Telecom may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in CorpCo is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo (as described below). Additionally, TelPart may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in CorpCo is greater than 39.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo.

This Schedule 13D is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Corporate Reorganization of TelPart, AG Telecom, LF Tel and Bratel

As part of the Transaction, AG Telecom, LF Tel and TelPart will be capitalized with the resources needed to repay their indebtedness. AG Telecom and LF Tel will issue, and Portugal Telecom will subscribe for, debentures (i) convertible into shares of AG Telecom and LF Tel, in equal numbers, and (ii) exchangeable for preferred shares of Oi held by AG Telecom and LF Tel, in equal numbers, in an amount sufficient to pay all indebtedness of AG Telecom and LF Tel, including debt owed to the Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the Brazilian national development bank (“BNDES”), and pay the subscription price for debentures issued by TelPart as described below.  TelPart will issue, and LF Tel and AG Telecom will subscribe, in the proportion of 50% (fifty percent) each, for convertible debentures issued by TelPart in an amount sufficient to pay the entire indebtedness of TelPart, including debt owed to BNDES.

Portugal Telecom’s obligation to pay for the debentures issued by AG Telecom and LF Tel to be subscribed by Portugal Telecom as described above, and the obligation of AG Telecom and LF Tel to pay for debentures issued by TelPart to be subscribed by AG Telecom and LF Tel as described above, are conditioned upon, and therefore will only occur after, the valid and final consummation of the Oi Capital Increase.  Portugal Telecom’s obligation to pay for the debentures issued by AG Telecom and LF Tel and AG Telecom’s and LF Tel’s obligation to pay

Schedule 13D

for the debentures issued by TelPart will be guaranteed at the time of their respective subscription through a pledge of the following shares of Oi held by Portugal Telecom or AG Telecom and LF Tel, as appropriate:  (1) 252 million  shares of Oi, held by Portugal Telecom, to be pledged to AG Telecom and LF Tel, (2) 70 million shares of Oi, owned by AG Telecom, to be pledged to TelPart and (3) 70 million shares of Oi, held by LF Tel, to be pledged to TelPart.

In addition, AG Telecom and LF Tel and their holding companies PASA and EDSP75 will be reorganized through the CTX Share Exchanges described in Item 6 below in order to separate the assets not related to their direct or indirect shareholding in Oi, so that AG Telecom, LF Tel, Bratel and TelPart will not have assets or liabilities (or will have cash or cash equivalents equal to their respective liabilities), other than: (i) shares of TelPart and Oi, in the case of AG Telecom; (ii) shares of TelPart and Oi, in the case of LF Tel; (iii) shares of AG Telecom, LF Tel, TelPart and Oi, in the case of Bratel; and (iv) shares of Oi (and goodwill reserves relating to the investment in Oi), held directly or indirectly, in the case of TelPart.  See Item 6 below.

The MOU provides that immediately after the capitalization described above and the CTX Share Exchanges described in Item 6 below, PASA will merge with and into AG Telecom, and EDSP75 will merge with and into LF Tel, and, subsequently, AG Telecom, LF Tel and Bratel will merge with and into TelPart. The shareholders of AG Telecom and LF Tel will receive, as a result of the mergers set forth herein, the shares held by AG Telecom and LF Tel in the capital of TelPart, in proportion to the respective number of shares they hold in the merged companies after the conversions and exchanges of debentures described above and the CTX Share Exchanges. Changes in the number of shares held in AG Telecom, PASA, LF Tel, EDSP75 and TelPart as a result of the conversions and exchanges of debentures, the CTX Share Exchanges and these mergers, will not result in any transfer of control of such companies. After these conversions and exchanges of debentures, the CTX Share Exchanges and these mergers, and, considering the shares of Oi directly and indirectly held by Portugal Telecom, excluding new shares subscribed to in the Oi Capital Increase, Portugal Telecom will be entitled to 554.47 million shares issued by CorpCo.

Listing of CorpCo on the Novo Mercado Segment

CorpCo will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA, with the aim of strengthening its corporate governance through the adoption of a new management structure and corporate governance regime.

CorpCo will have a Board of Directors consisting of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of CorpCo to be elected in anticipation of the listing of CorpCo on the Novo Mercado segment and the Merger of Shares (as defined below) will have a term of three (3) years from their election or until the General Meeting of the shareholders of CorpCo to examine the financial statements of CorpCo for the third fiscal year ending after the close of the year in which the Merger of Shares occurs, whichever occurs last. In order to facilitate the integration of Oi and Portugal Telecom, the Board of Directors of CorpCo shall initially consist of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro

Schedule 13D

da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella.

José Mauro Carneiro da Cunha Mettrau and Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice President, respectively, of the Board of Directors of CorpCo.

The MOU provides that Zeinal Bava, current Chief Executive Officer of Oi and Chief Executive Officer of PT Portugal, will be the Chief Executive Officer of CorpCo and its subsidiaries. The Board of Directors of CorpCo will meet immediately after its own election and confirm Zeinal Bava as CEO of CorpCo after the consummation of the Business Combination.

Immediately after the implementation of the corporate actions described above, the Shareholders’ Agreements of AG Telecom, LF Tel and TelPart entered into or amended as of January 25, 2011 and described in Item 6 of the Original Schedule 13D will be terminated.

The parties to the MOU have entrusted to Zeinal Bava the complete coordination of the implementation of the Business Combination, to be accompanied by a Steering Committee comprised of representatives of the parties, with the following composition: Amilcar Morais Pires, Henrique Manuel Fusco Granadeiro, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos Almeida e Vasconcellos, Otavio Marques de Azevedo and Pedro Jereissati.

Merger of Shares of Oi and CorpCo

As part of the Business Combination, and subject to the valid and final consummation of the Oi Capital Increase, Oi and CorpCo will convene shareholders meetings to consider a merger of shares (incorporação de ações), with a view to causing Oi to become a wholly owned subsidiary of CorpCo and to facilitate the migration of the shareholder base of Oi to CorpCo (the “Merger of Shares”). At the effective time of the Merger of Shares, CorpCo will have no assets or liabilities (or will have cash equivalent equal to its liabilities), other than the shares of Oi that it holds.

In the proposed Merger of Shares, holders of Oi Common Shares will receive one new common share issued by CorpCo in exchange for each Common Share of Oi that they hold, and holders of Oi preferred shares will receive one new common share issued by CorpCo in exchange for each 1.0857 preferred share of Oi that they hold. All ratios in the mergers that are part of the Business Combination were established based on market prices of the shares of Oi in a period of 30 days and considering the shares of Oi that the companies involved in the operation directly or indirectly hold, assuming that such companies will not hold any liabilities or assets (or will have cash or cash equivalents equal to their respective liabilities).

Merger of Portugal Telecom Into CorpCo

The MOU provides that Portugal Telecom will merge with and into CorpCo (the “Portugal Telecom Merger”). As a result of the proposed Portugal Telecom Merger, Portugal Telecom will cease to exist, and its assets will be transferred by operation of law to CorpCo. The Portugal Telecom Merger will be submitted to the General Meeting of shareholders of CorpCo

Schedule 13D

for consideration in conjunction with the Merger of Shares. In addition, the Portugal Telecom Merger will be submitted for consideration to the General Meeting of shareholders of Portugal Telecom. At the time of the proposed Portugal Telecom Merger, Portugal Telecom will have no assets or liabilities (or will have cash and cash equivalents equal to its liabilities), other than, exclusively, the shares issued by CorpCo. In the proposed Portugal Telecom Merger, the shareholders of Portugal Telecom will receive a number of shares issued by CorpCo equivalent to the number of shares of CorpCo that will be held by Portugal Telecom immediately prior to such merger and which will be cancelled due to the Portugal Telecom Merger.

Conditions to the Business Combination

In addition to the conditions described above, the consummation of the Business Combination, as well as all other corporate transactions linked to the Business Combination, are subject to the implementation of various conditions, including the approval of the transactions that may be agreed among the parties to the MOU by the competent governing bodies of each such party, the obtaining of legal and regulatory authorizations, consents of creditors and third parties, the valid and final consummation of the Oi Capital Increase, and the agreement of the parties to the definitive transaction agreements of the Business Combination. Subject to the fulfillment of conditions precedent that may be contractually established, all steps of the Business Combination will be undertaken as a single transaction to ensure their full implementation, which will be an essential condition for consummation of the Business Combination and the conclusion of the Industrial Alliance.

The public offering of shares in the Oi Capital Increase is subject to registration with the Comissão de Valores Mobiliários — CVM, the Brazilian securities commission (“CVM”). The issuance of shares in the Oi Capital Increase, the issuance of shares by CorpCo to Oi’s shareholders in the Merger of Shares, and the issuance of shares by CorpCo to Portugal Telecom’s shareholders in the Portugal Telecom Merger will require registration with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, and may be subject to securities registration requirements in other jurisdictions.

The information set forth in Items 6 and 7 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Original Schedule 13D are hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 and on the cover pages of the Original Schedule 13D, as amended by the Amendment, are hereby incorporated by reference in this Item 5.

Schedule 13D

Item 5(a) and (b)

Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons

The Issuer has two outstanding classes of share capital: Common Shares and Preferred Shares, both without par value. Generally, only the Issuer’s Common Shares have voting rights. The Issuer’s Preferred Shares have voting rights only in specified circumstances.

Outstanding Common Shares

As of April 25, 2013, according to the Issuer’s Annual Report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”), for the fiscal year ended December 31, 2012, on Form 20-F, filed on April 30, 2013 (the “2012 20-F”), the number of total issued Common Shares is 599,008,629, which gives effect to the Corporate Reorganization. Of those shares, 84,250,695 Common Shares are held in treasury, so that the number of total issued and outstanding Common Shares is 514,757,934.

Beneficial Ownership Before the Business Combination

As of the date hereof, the Reporting Persons may be deemed to beneficially own, directly and indirectly, 326,917,780 Common Shares, or 63.5% of the issued and outstanding Common Shares, based on the number of issued and outstanding Common Shares reported in the Issuer’s 2012 20-F. Of these Common Shares:

•      the Reporting Persons directly owned 36,367,992 Common Shares, or 7.1% of the issued and outstanding Common Shares; and

•      the Reporting Persons held a direct and indirect interest in TelPart (as detailed below), which held 290,549,788 Common Shares, or 56.4% of the issued and outstanding Common Shares, of which 249,734,835 were held directly by TelPart and 40,814,953 were held by TelPart’s subsidiary Valverde.

As of the date hereof, the Reporting Persons hold their interest in TelPart as follows:

•      the Reporting Persons directly own 352,856,590 common shares of TelPart, or 12.1% of the total issued common shares of TelPart (in addition to preferred shares of TelPart, which are not reported on this Schedule 13D);

•      the Reporting Persons own an indirect 35% stake in AG Telecom, which owns 565,880,376 common shares of TelPart, or 19.4% of the total issued shares of TelPart; and

•      the Reporting Persons own an indirect 35% stake in LF Tel, which owns 565,880,376 common shares of TelPart, or 19.4% of the total issued shares of TelPart.

Schedule 13D

All the direct and indirect interests of the Reporting Persons in the Oi Companies are held through Bratel. Each of the other Reporting Persons directly and indirectly holds 100% of the common shares of Bratel (or, in the case of Bratel B.V., holds 99% of the common shares of Bratel, with the remaining 1% of such common shares held by another subsidiary of Portugal Telecom).

Pursuant to the shareholders’ agreements described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group that shares the power to vote and the power to dispose of all the shares of the Issuer that are beneficially owned by TelPart. In particular, pursuant to the Global Shareholders’ Agreement (as defined in Item 6), Bratel will hold pre-meetings prior to shareholders’ and board of directors’ meetings of the material subsidiaries of TelPart, including the Issuer, and will vote their TelPart shares in accordance with decisions made at pre-meetings. In addition, pursuant to the Global Shareholders’ Agreement, the sale of the shares issued by the material subsidiaries of TelPart, including the Issuer, and certain other matters must be approved by a 87.4% majority.  The Reporting Persons disclaim membership in any such group and disclaim beneficial ownership of the Common Shares of the Issuer held by TelPart, other than with respect to their proportionate interest in those shares.

Expected Effect of the Business Combination

The Business Combination is expected to have the following effects on the Reporting Persons and their beneficial ownership of Common Shares of Oi:

•      PT Portugal, SGPS, S.A., PT Comunicações S.A., TMN — Telecomunicações S.A. and PT Móveis, SGPS, S.A., all of which are currently subsidiaries of Portugal Telecom, are expected to become wholly owned subsidiaries of Oi in connection with the Oi Capital Increase but will no longer hold any Common Shares of Oi;

•      Bratel B.V. and Bratel, which are currently subsidiaries of Portugal Telecom, are expected to merge into other entities and cease to exist;

•      Portugal Telecom is expected to merge with and into CorpCo and will cease to exist; and

•      The shareholders’ agreements described above will be terminated.

Beneficial Ownership by Members of the Board of Directors of Portugal Telecom

According to the Schedule 13D jointly filed by Andrade Gutierrez Telecomunicações Ltda., PASA and AG Telecom on February 29, 2012, as amended by Amendment No. 1 filed on May 2, 2012 (the “AG Schedule 13D”), Otávio Marques de Azevedo, the Chairman of the board of directors of TelPart and a non-executive member of the board of directors of Portugal Telecom, held 86 Common Shares as of April 27, 2012. Mr. Marques de Azevedo disclaims beneficial ownership of any Common Shares he does not own directly.

In addition, as of the date hereof, Fernando Magalhães Portella, a non-executive member of the board of directors of Portugal Telecom, holds 2 Common Shares.  Mr. Portella disclaims beneficial ownership of any Common Shares he does not own directly.

Schedule 13D

The Reporting Persons disclaim beneficial ownership of any securities of the Issuer beneficially owned by such directors and executive officers.

Information as to Persons that May be Deemed to be Members of a Group with the Reporting Persons

To the extent that the Reporting Persons may be deemed to be members of a group that shares beneficial ownership of the Common Shares of Oi, that group may be deemed to include each of the parties to the shareholders’ agreements described in Item 6 of the Original Schedule 13D and the Oi Companies set forth in the table below (the “Potential Group Members”). All the persons listed in the following table are incorporated or formed in Brazil.

Further, the information in the table below is based solely on the information set forth in the Global Shareholders’ Agreement; the Pasa Shareholders’ Agreement (as defined in Item 6 of the Original Schedule 13D); the EDSP75 Shareholders’ Agreement (as defined in Item 6 of the Original Schedule 13D); Amendment No. 1 to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on May 2, 2011; Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011; the Issuer’s 2012 20-F; the Statement on Schedule 13D filed on February 29, 2012 by TelPart, Valverde and TNL with respect to the Issuer (the “TelPart Schedule 13D”) and the AG Schedule 13D. The Reporting Persons make no representation as to the accuracy of the information set forth in such table or in the remainder of this Item 5 with respect to the Potential Group Members or as to whether any other persons may be deemed to control such persons within the meaning of the rules governing Statements on Schedule 13D.

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Parties to the Shareholders’ Agreements
AG Telecom Participações S.A.	• Principal business: together with its affiliates, managing the telecommunications business of the Andrade Gutierrez Group • Controlled by Andrade Gutierrez S.A., according to the Issuer’s 2012 20-F	Praia de Botafogo, n.° 300, sala 401 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Andrade Gutierrez S.A. (as successor by merger to Andrade Gutierrez Telecomunicações Ltda.)

•      Principal business: managing the telecommunications business of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

Av. do Contorno n.° 8.123, sala 5, Cidade Jardim, Belo Horizonte, MG Brazil, CEP 30110-937

Schedule 13D

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Pasa Participações S.A.	• Principal business: together with its affiliates, managing the telecommunications business of the Andrade Gutierrez Group • Controlled by AG Telecom S.A.	Av. do Contorno n.° 8.123 Bairro Cidade Jardim Belo Horizonte, MG Brazil, CEP 30110-937
Jereissati Telecom S.A.	• Principal business: managing the telecommunications business of the Jereissati Group. • A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.	Rua Angelina Maffei Vita, nº 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
LF Tel S.A.	• Principal business: managing the telecommunications business of the Jereissati Group. • A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.	Rua Angelina Maffei Vita, nº 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
EDSP75 Participações S.A.

•      Principal business: together with its affiliates, managing the telecommunications business of the Jereissati Group.

•      A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.

Rua Angelina Maffei Vita, nº 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
BNDES Participações S.A. — BNDESPAR	• A wholly owned subsidiary of BNDES — Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian national development bank).	Setor Bancário Sul Edifício BNDES, C.1 Bloco J, 12° e 13° andares Brasília, DF Brazil
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	• A private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI.	Praia do Botafogo n.° 501, 3° e 4° andares Rio de Janeiro, RJ Brazil
Fundação Atlântico de Seguridade Social	• A private supplementary pension entity sponsored by Oi and its subsidiaries that manages pension plans for the benefit of employees of the Oi Group and its subsidiaries.	Rua Lauro Muller, n.° 116, 18° andar, salas 1807/1808 (parte) Botafogo Rio de Janeiro, RJ Brazil
Fundação dos Economiários Federais — FUNCEF	• A private pension entity that manages pension plans for the benefit of Caixa Econômica Federal, the Brazilian Federal Economic Bank.	SCN Q. 02, Bloco A, 13° andar Edifício Corporate Financial Center Brasília, DF Brazil

Schedule 13D

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Fundação Petrobras de Seguridade Social — PETROS	• A private supplementary pension entity established by Petróleo Brasileiro S.A.	Rua do Ouvidor, n.° 98 Rio de Janeiro, RJ Brazil
Oi Companies
Telemar Participações S.A. (TelPart)	• Principal business: engaging in holding shares of the Issuer. • The common shares of TelPart are owned by the parties to the Global Shareholders’ Agreement listed above and Bratel.	Praia de Botafogo, n.° 300, 11° andar, sala 1101 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Valverde Participações S.A.	• Principal business: engaging in holding shares of the Issuer.	Praia de Botafogo, n.° 300, 11° andar, sala 1101 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Telemar Norte Leste S.A.	• Principal business: providing telecommunications services to customers in Brazil.	Rua do Lavradio, 71, 2º andar, Centro, Rio de Janeiro, RJ, Brazil, CEP: 20230-070

Based solely on the TelPart Schedule 13D and the AG Schedule 13D, during the last five years, none of the Potential Group Members set forth in such Schedule 13Ds has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons have no information with respect to the remaining Potential Group Members.

The Common Shares that may be deemed to be beneficially owned by each of Andrade Gutierrez Telecomunicações Ltda., Pasa Participações S.A. and AG Telecom Participações S.A., and the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of such Potential Group Members are set forth in Items 5(a) and 5(b) of the AG Schedule 13D.

Lastly, the Common Shares that may be deemed to be beneficially owned by each of TelPart, Valverde and Telemar, and the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of such Potential Group Members is set forth in Items 5(a) and 5(b) of the TelPart Schedule 13D.

Schedule 13D

Item 5(e)

Upon the consummation of the Business Combination, none of the Reporting Persons is expected to be the beneficial owner of more than five percent of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following subsections at the end thereof:

Memorandum of Understanding with the Oi Companies

On October 2, 2013, Portugal Telecom announced the Business Combination.  On October 1, 2013, Portugal Telecom entered into the MOU described under “Proposed Business Combination with Oi” set forth in Item 4 of this Amendment, which is hereby incorporated by reference into this Item 6.  The description of the MOU is a summary only and is qualified in its entirety by the terms of the MOU, which is filed as Exhibit 9 to this Amendment and is incorporated herein by reference.

Memorandum of Understanding Relating to CTX and Contax

On October 1, 2013, Portugal Telecom and Bratel entered into a memorandum of understanding (the “CTX MOU”) with AG Telecom, Andrade Gutierrez Telecomunicações Ltda., LF Tel, La Fonte Telecom S.A., PASA and EDSP75 relating to the interests held by those companies in the shares of CTX Participações S.A. (“CTX”) and Contax.

The CTX MOU relates to certain of the steps of the Business Combination expected to occur immediately prior to the merger of PASA into AG Telecom, the merger of EDSP75 by LF Tel and the merger of AG Telecom, LF Tel and Bratel into TelPart described in Item 4 under “Proposed Business Combination with Oi—Corporate Reorganization of TelPart, AG Telecom, LF Tel and Bratel.”

As of the date hereof, AG Telecom (which is controlled by PASA) and LF Tel (which is controlled by EDSP75) hold shares of CTX in addition to the shares of TelPart and the preferred shares of Oi that they hold.  Pursuant to the CTX MOU, AG Telecom, PASA, LF Tel and EDSP75 will undertake partial spin-offs such that the shares of CTX (and, indirectly, Contax) held by them will be held by newly formed entities (the “CTX Holdcos”) whose shares will be held by the current shareholders of AG Telecom, PASA, LF Tel and EDSP75, including Bratel, in the same proportion as those shareholders’ interests in AG Telecom, PASA, LF Tel and EDSP75.

Following the spin-offs described above, Portugal Telecom and its subsidiaries and the other shareholders of PASA and EDSP75 will undertake a series of exchanges of shares (the “CTX Share Exchanges”) of CTX, Contax and the CTX Holdcos for shares of AG Telecom and LF Tel such that Portugal Telecom and its subsidiaries will cease to be shareholders, directly or indirectly, of CTX, Contax and the CTX Holdcos, and the other shareholders of PASA and

Schedule 13D

EDSP75 will hold, directly or indirectly, all the shares of CTX and Contax formerly held by Portugal Telecom and its subsidiaries.

Under the CTX MOU, the parties have agreed to use best efforts to enter into definitive agreements with respect to the spin-offs and share exchanges described above.  The CTX Share Exchanges are conditioned upon the consummation of the Oi Capital Increase and are expected to occur after the Oi Capital Increase and prior to the remaining steps in the Business Combination.

The CTX Share Exchanges are subject to conditions, including (i) obtaining the necessary legal and administrative authorizations in Brazil, Portugal and other applicable jurisdictions, namely the Conselho Administrativo de Defesa Econômica — CADE, the Brazilian antitrust authority; the Autoridade da Concorrência, the Portuguese antitrust authority and including the approvals and/or registration with the CVM and the Comissão do Mercado de Valores Mobiliários — CMVM, the Portuguese securities commission, as applicable to the CTX Spin-offs and the Share Exchanges; (ii) agreement of the parties to the terms and conditions of the definitive agreements and their annexes, and approval of the terms of the CTX Spin-offs and the Share Exchanges, as applicable, to be agreed upon by the competent governing bodies of each of the companies and their respective shareholders; and (iii) obtaining prior approvals from creditors and third parties where required to implement the CTX Spin-offs and the Share Exchanges, as applicable, as well as the waivers or consents of creditors of the parties and companies involved in the transactions to avoid violations or defaults under contracts as a result of the transactions, in the manner to be agreed in the definitive agreements.

The CTX MOU will remain in effect until October 1, 2014 unless extended by the parties thereto.

The description of the CTX MOU above is a summary only and is qualified in its entirety by the terms of the CTX MOU, which is filed as Exhibit 10 to this Amendment and is incorporated herein by reference.

Termination of Shareholders’ Agreements

In connection with the Business Combination, all the shareholders’ agreements described in Section 6 of the Original Schedule 13D are expected to be terminated.

Schedule 13D

Item 7.           Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement.

2.	Directors and Executive Officers of the Reporting Persons.

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V.

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chief Executive Officer

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

PT PORTUGAL, SGPS, S.A.

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Vice President

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

PT COMUNICAÇÕES, S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

[Signature Page to Portugal Telecom Schedule 13D]

Schedule 13D

TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS S.A.

By:	/s/ Manuel Francisco Rosa da Silva
	Name:	Manuel Francisco Rosa da Silva
	Title:	Executive Member of the Board of Directors

By:	/s/ Carlos Duarte
	Name:	Carlos Duarte
	Title:	Executive Member of the Board of Directors

PT MÓVEIS, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chairman of the Board of Directors

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Executive Member of the Board of Directors

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

[Signature Page to Portugal Telecom Schedule 13D]

Schedule 13D

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director

[Signature Page to Portugal Telecom Schedule 13D]